UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2017 (Report No. 3)

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant's name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On January 16, 2017, Cellect Biotechnology Ltd. (the “Company”) convened an extraordinary general meeting of the Company’s ordinary shareholders and ADS holders and a meeting of the holders of the Company’s Series-1 Stock Options. The Company’s ordinary shareholders and ADS holders passed all agenda items as originally proposed, as described further in Exhibit 99.1 to the Company’s Form 6-K furnished by the Company to the Securities and Exchange Commission on November 30, 2016. The Company’s Series-1 Stock Option holders did not pass the agenda item as originally proposed. As a result of the Series-1 Stock Option holder meeting, the Company’s Series-1 Stock Options will expire on February 15, 2017, unless an extension is granted by the Central District Court located in Lod. The Company intends to submit a request to the Central District Court to extend the date upon which the Series-1 Stock Options will expire.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd. (Registrant) By /s/ Dr. Shai Yarkoni
Name: Dr. Shai Yarkoni
Chief Executive Officer

Date: January 18, 2017